EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	December 6, 2010

Senior Management Appointments at Seabridge Gold

Toronto, Canada – Seabridge Gold announced today the appointments of R. Brent Murphy as Vice President, Environmental Affairs and Roderick Chisholm as Vice President, Finance.

Mr. Murphy has been leading the environmental permitting strategy for Seabridge’s Courageous Lake and KSM projects since early 2008. He is a former exploration geologist who holds a M. Sc. Degree in Geochemistry from Acadia University located in Nova Scotia.  Mr. Murphy has 25 years of North American industry experience, the last 20 years of which have involved environmental permitting, operational management and closure of mines.  He has extensive Arctic experience and has acted as a permitting advisor to the Federal and Territorial governments and various companies including the EKATI Diamond Mine in the Northwest Territories where he was Chief Environmental Officer. He is experienced in federal, provincial, and territorial environmental assessment and review processes and has been involved in the successful permitting of several North American based projects. Mr. Murphy has developed strong working relationships with Aboriginal peoples and organizations throughout North America.

Mr. Chisholm has been an officer of several mineral exploration and mining companies since 1981 and prior to that he was an Audit Manager with Deloitte & Touche, Chartered Accountants. His working experiences have had him responsible for the financial operations of companies in Canada, U.S.A., Mexico, Australia, West Africa, Sweden, Finland, Ecuador and Cuba.  Mr. Chisholm also holds the titles of Chief Financial Officer and Corporate Secretary with Seabridge.  He received his B.A., Economics from Wilfred Laurier University in 1972 and his Ontario Chartered Accountant designation in 1975.

Seabridge President Rudi Fronk said that “Mr. Murphy’s appointment is a reflection of his success in advancing our two key projects through the regulatory review process. His promotion is a reflection of his increasing responsibilities within the company. As our Chief Financial Officer for the past six years, Mr. Chisholm has won the complete confidence of our Board and independent auditors for the quality of his work. His appointment as Vice President reflects the fact that he has taken on increased responsibilities for the ever changing reporting requirements for public companies.”

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net